FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Koselugo approved in the EU for children with NF1

22 June 2021 07:00 BST

Koselugo approved in the EU for children with neurofibromatosis type 1 and plexiform neurofibromas

First medicine approved in the EU to treat this rare and debilitating genetic condition

SPRINT Phase II trial showed Koselugo reduced tumour volume, reducing pain and improving quality of life

AstraZeneca and MSD's Koselugo (selumetinib) has been granted conditional approval in the European Union (EU) for the treatment of symptomatic, inoperable plexiform neurofibromas (PN) in paediatric patients with neurofibromatosis type 1 (NF1) aged three years and above.

NF1 is a debilitating genetic condition affecting one in 3,000 individuals worldwide.1,2 In 30-50% of people with NF1, tumours develop on the nerve sheaths (plexiform neurofibromas) and can cause clinical issues such as disfigurement, motor dysfunction, pain, airway dysfunction, visual impairment and bladder or bowel dysfunction.3-7

The approval by the European Commission was based on positive results from the SPRINT Stratum 1 Phase II trial sponsored by the National Institute of Health's National Cancer Institute (NCI) Cancer Therapy Evaluation Program (CTEP). This trial showed Koselugo reduced the size of inoperable tumours in children, reducing pain and improving quality of life.7,8 This is the first approval of a medicine for NF1 PN in the EU and follows the positive recommendation by the Committee for Medicinal Products for Human Use of the European Medicines Agency in April 2021. Safety and efficacy data from the SPRINT Phase II trial with longer follow up will be provided as one of the conditions of approval.

Brigitte C. Widemann, MD, Principal Investigator of the SPRINT trial and Chief, NCI Pediatric Oncology Branch, said: "For children with neurofibromatosis type 1, plexiform neurofibromas can grow and develop so significantly that, in some cases, it becomes debilitating. In the SPRINT trial, selumetinib shrank NF1-associated PNs in 66% of patients and showed clinically meaningful improvements in PN-related symptoms."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, said: "As the first medicine approved in the EU for patients with neurofibromatosis type 1, Koselugo has the potential to transform the way plexiform neurofibromas are managed and treated. The SPRINT data showed that Koselugo not only shrank tumours in some children, but also reduced pain and improved their quality of life. This significant milestone was made possible thanks to our research partners, the National Cancer Institute, the Neurofibromatosis Therapeutic Acceleration Program, the Children's Tumor Foundation, the patient community and every child, parent and doctor involved in the clinical trial."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "Before this approval, surgery was the only treatment option for children in the EU with neurofibromatosis type 1 plexiform neurofibromas. This approval marks a significant step forward in addressing the debilitating impact of these tumours."

The SPRINT Stratum 1 Phase II trial showed Koselugo demonstrated an objective response rate (ORR) of 66% (33 of 50 patients, confirmed partial response) in paediatric patients with NF1 PN when treated with Koselugo as twice-daily oral monotherapy.8 ORR is defined as the percentage of patients with confirmed complete (disappearance of PN) or partial response (at least 20% reduction in tumour volume).8 Results were published in The New England Journal of Medicine.7

Koselugo is approved in the US and several other countries for the treatment of paediatric patients with NF1 and symptomatic, inoperable PN. Further regulatory submissions are underway. Clinical trials of Koselugo in adult patients with NF1 PN, including an alternative age-appropriate formulation for paediatric patients, are scheduled to begin this year.

NF1

NF1 is caused by a spontaneous or inherited mutation in the NF1 gene and is associated with many symptoms, including soft lumps on and under the skin (cutaneous neurofibromas) and skin pigmentation (so-called 'café au lait' spots). In 30-50% of people, tumours develop on the nerve sheaths.1,3,9,10 These PN can cause clinical issues such as pain, motor dysfunction, airway dysfunction, bladder/bowel dysfunction and disfigurement, as well as having the potential to transform into malignant peripheral nerve sheath tumours.4-7,10 PN begin developing during early childhood, with varying degrees of severity, and can reduce life expectancy by eight to 15 years.3,6,11,12

SPRINT

The SPRINT Stratum 1 Phase II trial was designed to evaluate the objective response rate and impact on patient-reported and functional outcomes in paediatric patients with NF1-related inoperable PNs treated with selumetinib monotherapy.7 This trial sponsored by NCI CTEP was conducted under a Cooperative Research and Development Agreement between NCI and AstraZeneca with additional support from Neurofibromatosis Therapeutic Acceleration Program (NTAP).

Koselugo

Koselugo (selumetinib) is an inhibitor of mitogen-activated protein kinase kinases 1 and 2 (MEK1/2).8 MEK1/2 proteins are upstream regulators of the extracellular signal-related kinase (ERK) pathway. Both MEK and ERK are critical components of the RAS-regulated RAF-MEK-ERK pathway, which is often activated in different types of cancers.13

Koselugo received US FDA Breakthrough Therapy Designation in April 2019, Rare Pediatric Disease Designation in December 2019 and US Orphan Drug Designation in February 2018. Further orphan designations have been granted in the EU, Japan, Russia, Switzerland, South Korea, Taiwan and Australia.

AstraZeneca and MSD strategic oncology collaboration

In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines.

AstraZeneca in oncology

AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines in Oncology and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries, and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts

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References

1.
Cancer.Net. Neurofibromatosis Type 1. Available at: https://www.cancer.net/cancer-types/neurofibromatosis-type 1. Accessed June 2021.
2.
National Human Genome Research Institute. About Neurofibromatosis. Available at: https://www.genome.gov/Genetic-Disorders/Neurofibromatosis. Accessed June 2021.
3.
Hirbe AC, Gutmann DH. Neurofibromatosis type 1: a multidisciplinary approach to care. Lancet Neurol. 2014;13:834-43. doi: 10.1016/S1474-4422(14)70063-8.
4.
Dombi E, Baldwin A, Marcus LJ, et al. Activity of selumetinib in neurofibromatosis type 1-related plexiform neurofibromas. N Engl J Med. 2016;375:2550-2560. doi: 10.1056/NEJMoa1605943.
5.
Mayo Clinic. Neurofibromatosis. Available at: https://www.mayoclinic.org/diseases-conditions/neurofibromatosis/symptoms-causes/syc-20350490. Accessed June 2021.
6.
NHS. Neurofibromatosis Type 1, Symptoms. Available at https://www.nhs.uk/conditions/neurofibromatosis-type 1/symptoms. Accessed June 2021.
7.
Gross AM, et al. Selumetinib in Children with Inoperable Plexiform Neurofibromas. N Engl J Med. 2020 Apr 9;382(15):1430-1442. doi: 10.1056/NEJMoa1912735.
8.
European Medicines Agency. Koselugo summary of product characteristics. Accessed June 2021.
9.
Jett K, Friedman JM. Clinical and genetic aspects of neurofibromatosis 1. Genet Med. 2010:12(1):1-11. doi: 10.1097/GIM.0b013e3181bf15e3. PMID: 20027112.
10.
Ghalayani P, Saberi Z, Sardari, F. Neurofibromatosis Type I (von Recklinghausen's Disease): A Family Case Report and Literature Review. Dent Res J. 2012;9(4):483-488.
11.
Evans DGR, Ingham SL. Reduced Life Expectancy Seen in Hereditary Diseases Which Predispose to Early Onset Tumors. Appl Clin Genet. 2013;6:53-61.
12.
NIH National Institute of Neurological Disorders and Stroke. Neurofibromatosis Fact Sheet. Available at: https://www.ninds.nih.gov/disorders/patient-caregiver-education/fact-sheets/neurofibromatosis-fact-sheet. Accessed June 2021.
13.
Koselugo (selumetinib) [prescribing information]. Wilmington, DE: AstraZeneca Pharmaceuticals LP; 2020.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 22 June 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary